TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Provides Updated 2025 Gold Production and Cost Guidance,

2025 Full-year Pro Forma Guidance, Including Calibre Mining Assets, of 785,000 - 915,000 Ounces of Gold,

Greenstone Mine Expecting Strong H2 2025

Vancouver, B.C. - June 11, 2025 - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is updating its 2025 production and cost guidance to reflect the business combination with Calibre Mining Corp. ("Calibre"), which is expected to close around the end of June 2025, and the slower-than-planned ramp-up at the Company's Greenstone Gold Mine ("Greenstone") in Ontario, Canada. The Company expects pro forma full-year 2025 production of 785,000 to 915,000 ounces of gold, with total cash costs ("TCC") of $1,400 to $1,500 per ounce and all-in sustaining costs ("AISC") of $1,800 to $1,900 per ounce, including Calibre's full-year guidance (see Calibre news release dated January 8, 2025). Pro forma guidance excludes production and costs from Calibre's Valentine Gold Mine ("Valentine") and Equinox Gold's Los Filos Complex. Equinox Gold will host a conference call and webcast to discuss pro forma guidance on Thursday, June 12, 2025 commencing at 7:00 am PT (10:00 am ET). Login and dial-in details are included at the end of this news release.

Greg Smith, President & CEO of Equinox Gold, stated: "Since achieving commercial production at Greenstone in Q4 2024, the ramp-up has been slower than planned. Mine productivity and equipment availability, particularly with the primary loading fleet, have fallen short of plan, impacting mining rates and delaying access to higher-grade ore zones. Further, year-to-date mined grades have been below expectations, in part due to higher-than-anticipated dilution. On the processing side, while we are seeing improvements in throughput and recovery, year-to-date performance is also below plan. We are addressing the shortfalls and are revising Greenstone full-year production guidance to 220,000 to 260,000 ounces of gold. Reflecting this change, some refinements to our other assets and the anticipated completion of the business combination with Calibre, consolidated pro forma 2025 guidance is 785,000 to 915,000 ounces of gold at an AISC of $1,800 to $1,900 per ounce, excluding Valentine and Los Filos. For Q2 2025, we expect consolidated production of 135,000 to 145,000 ounces of gold from Equinox Gold mines, including 45,000 to 50,000 ounces from Greenstone. Calibre's Q2 2025 production is estimated at 70,000 to 72,500 ounces of gold. Full-year Calibre and pro forma consolidated guidance is included below to provide visibility into the scale of the combined company."

Darren Hall, President & CEO of Calibre Mining, stated: "As incoming President and Chief Operating Officer of Equinox Gold, I have been working closely on integration and to address the operational opportunities identified through due diligence and subsequent reviews. I believe a reset of expectations is necessary to establish a foundation for long-term shareholder value creation. While Greenstone is one part of the broader portfolio, it is a key asset and an immediate focus. The Company has mobilized additional human capital to support the site, and an improvement and optimization plan is underway. In May, mining rates averaged 175,000 tonnes per day, representing a 25% increase over Q1 2025 performance. With early gains visible in mining performance, I anticipate continued quarter-over-quarter improvement at Greenstone, with stronger production expected in the second half of the year. Construction and commissioning at Valentine in Newfoundland are progressing well and the mine remains on schedule, with first gold anticipated by the end of Q3 2025. I am encouraged with progress at Valentine, with the primary crusher recently commissioned and delivering material to the coarse ore stockpile (watch the video here). Given the commissioning experience of our operating team, I anticipate an effective and efficient ramp-up to name plate capacity."

Table 1: Pro Forma Consolidated Full-year 2025 Equinox Gold Guidance (including Calibre assets from Jan 1, 2025)

	Gold Production/Sales (ounces)	TCC ($/ounce)[1]	AISC ($/ounce)[1]	Growth Capital ($ million)[1]	Exploration ($ million)
Greenstone	220,000 - 260,000	$1,275 - $1,375	$1,700 - $1,800	$80 - $85	$2 - $3
Brazil	250,000 - 270,000	$1,725 - $1,825	$2,275 - $2,375	$35 - $40	$21 - $24
Mesquite	85,000 - 95,000	$1,200 - $1,300	$1,800 - $1,900	$10 - $15	$2 - $3
Nicaragua	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500	$60 - $70	$25 - $30
Pan	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700	$5 - $10	$5 - $10
Newfoundland	N/A	N/A	N/A	N/A	$15 - $20
Total	785,000 - 915,000	$1,400 - $1,500	$1,800 - $1,900	$190 - $220	$70 - $90

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Table 2: Equinox Gold 2025 Revised Guidance

	Gold Production/Sales (ounces)	TCC ($/ounce)[1]	AISC ($/ounce)[1]	Growth Capital ($ million)[1]	Exploration ($ million)
Greenstone	220,000 - 260,000	$1,275 - $1,375	$1,700 - $1,800	$80 - $85	$2 - $3
Brazil	250,000 - 270,000	$1,725 - $1,825	$2,275 - $2,375	$35 - $40	$21 - $24
Mesquite	85,000 - 95,000	$1,200 - $1,300	$1,800 - $1,900	$10 - $15	$2 - $3
Consolidated	555,000 - 625,000	$1,460 - $1,560	$1,970 - $2,070	$125 - $140	$25 - $30

Table 3: Equinox Gold 2025 Original Guidance

	Gold Production/Sales (ounces)	TCC ($/ounce)[1]	AISC ($/ounce)[1]	Growth Capital ($ million)[1]	Exploration ($ million)
Greenstone	300,000 - 350,000	$790 - $890	$1,045 - $1,145	$35	N/A
Brazil	245,000 - 295,000	$1,365 - $1,465	$1,855 - $1,955	$51	N/A
Mesquite	90,000 - 105,000	$1,235 - $1,335	$1,725 - $1,825	$16	N/A
Consolidated	635,000 - 750,000	$1,075 - $1,175	$1,455 - $1,550	$102	N/A

Table 4: Calibre Mining 2025 Guidance

	Gold Production/Sales (ounces)	TCC ($/ounce)[1]	AISC ($/ounce)[1]	Growth Capital ($ million)[1]	Exploration ($ million)
Nicaragua	200,000 - 250,000	$1,200 - $1,300	$1,400 - $1,500	$60 - $70	$25 - $30
Nevada	30,000 - 40,000	$1,600 - $1,700	$1,600 - $1,700	$5 - $10	$5 - $10
Newfoundland	N/A	N/A	N/A	N/A	$15 - $20
Consolidated	230,000 - 280,000	$1,300 - $1,400	$1,500 - $1,600	$70 - $80	$50 - $60

Calibre guidance does not include Valentine, which is expected to pour first gold by the end of Q3 2025.

Conference Call and Webcast

Equinox Gold will host a conference call and webcast to discuss pro forma guidance on Thursday, June 12, 2025 commencing at 7:00 am PT (10:00 am ET). The webcast will be archived on Equinox Gold's website until December 12, 2025.

Conference call
Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813

Webcast login

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas. The Company has operating gold mines in Canada, the USA and Brazil and has a path to achieve more than one million ounces of annual gold production by advancing a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

________________

1. Total cash costs, all-in sustaining costs and growth capital (non-sustaining capital) are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Qualified Person

The scientific and technical information contained in this news release related to Equinox Gold assets was approved by Doug Reddy, MSc, P.Geo., Equinox Gold's Chief Operating Officer and a "Qualified Person" under National Instrument 43-101. The scientific and technical information contained in this news release related to Calibre assets was approved by David Schonfeldt, P.Geo., Calibre's Corporate Chief Geologist and a "Qualified Person" under National Instrument 43-101.

Non-IFRS Measures

This news release refers to total cash costs (TCC) and all-in sustaining costs (AISC) per ounce sold, which are measures with no standardized meaning under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of Equinox Gold's MD&A for the year ended December 31, 2024, and the "Non-IFRS measures" section of Calibre's MD&A for the year ended December 31, 2024, for a more detailed discussion of these non-IFRS measures and their calculation.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: expected pro-forma 2025 production and cost guidance; the expected benefits of the business combination with Calibre (the "Transaction") and the attributes of Equinox Gold post-Transaction; the anticipated receipt of all required approvals for the Transaction and timing for consummation of the Transaction; the strategic vision for Equinox Gold, and expectations regarding exploration potential, production capabilities, future financial or operating performance, investment returns and share price performance; expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; expectations for completing construction and commissioning at Valentine; and expectations for future success of the combined management team.  Forward-looking Information is generally identified by the use of words like "believe", "will", "achieve", "strategy", "plan", "vision", "improve", "intend", "anticipate", "expect", "estimate", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, but undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. Forward-looking information is based on Equinox Gold and Calibre's current expectations for future events and these assumptions include: the ability to successfully combine the assets and teams of Equinox Gold and Calibre; the ability to meet exploration, production, cost and development goals, including expected completion of Valentine construction and commissioning and the successful ramp-up to design capacity at both Greenstone and Valentine; gold prices remaining as estimated; no unplanned delays or interruptions; ore grades and recoveries remain consistent with expectations; expectations regarding the financial impact of tariffs; expectations for the impact of macroeconomic factors on the Company's operations, share price performance and gold price; currency exchange rates remaining as estimated; availability of funds for projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the accuracy of Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include, without limitation, risks relating to: changes in the gold price; Canadian and United States sanctions on Nicaraguan operations; the financial impact that tariffs placed on Canada or Mexico by the United States and risks related to retaliatory tariffs placed on the United States by either Canada or Mexico; new members of management and the board of Equinox Gold; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; relationships with, and claims by, local communities and Indigenous populations; Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining laws, and the factors identified in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox Gold's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to that or other Forward-looking Information. All Forward-Looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.